

June 10, 2014

<u>Via E-mail</u>
Michael Hay
President
At Play Vacations, Inc.
2149 Rio De Janeiro Avenue
Punta Gorda, FL 33983

> **Re:** **At Play Vacations, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2014**
> **File No. 333-195950**

Dear Mr. Hay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Summary of Prospectus, page 3

3. We note your disclosure on page 6 and elsewhere that your officers will devote approximately 8 to 30 hours per week to your business. Please revise your summary to disclose the amount of time your officers will devote to your business and discuss your reasons for pursuing public company status at this time in the company's development and with limited time and attention from your officers. Discuss the advantages and disadvantages of doing so, including your officer's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $15,000 and your estimate that the ongoing costs associated with being a public company will be $20,000 per year.

4. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

5. Consistent with your disclosure on page 21, please revise to disclose that you do not currently have enough money to execute your business plan, and that you will need to obtain additional financing. Also provide an estimate of the amount of money needed to accomplish your goals, and disclose that you will not receive any proceeds from this offering and that you have no current plans for financing.

6. Please briefly discuss in the summary that your business plan involves targeting timeshare candidates who may book a resort package that is partly subsidized by real estate developers in exchange for their willingness to attend a developer presentation.

Risk Factors, page 5

7. Please add a risk factor that discusses the risk there may not be funds available for net income because your two directors and officers will eventually determine their salary and perquisites or explain why this risk factor is not necessary.

8. Please address the risk that because companies in your industry appear to consist of mostly non-public companies, a small company in your industry with the added expenses of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

We are dependent on one client for the majority of our vacation properties, page 6

9. Please disclose the name of the one major resort developer on which you are dependent and discuss whether you have entered into any written agreements with this developer in connection with your existing or anticipated services. If you

have entered into a written agreement, please file it as an exhibit to the registration statement to the extent required by Item 601(b)(10) of Regulation S-K.

Because Messrs. Michael Hay and Jake Martin, page 6

10. Please briefly identify and discuss your officers' outside business activities, and the potential conflicts that exist as a result of these other commitments.

The market price of our shares would decline if the selling shareholders sell, page 13

11. Please reconcile the disclosure here that the selling shareholders are offering 4,600,000 shares with the disclosure on the cover page and elsewhere that they are offering 7,000,000 shares.

Determination of Offering Price, page 14

12. We note the statements that the offering price was determined by the price of the common stock that was sold to your security holders and that such offering was conducted pursuant to an exemption under Regulation S. These statements are inconsistent with statements elsewhere in the prospectus. Please revise accordingly.

Selling Security Holders, page 14

13. Please be advised that a person may be deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that some of the selling shareholders share the same last name. Please confirm that your selling shareholders table is accurate in this regard or revise if necessary

Plan of Distribution, page 16

14. We note your disclosure that the selling shareholders determined the $0.02 per share sales price for this offering. Please reconcile this disclosure with the second paragraph on page 14 which implies that the offering price was determined by the company based on the price the shares were sold to the selling shareholders.

15. We note your disclosure that the selling shareholders will be deemed underwriters. As such, it appears you have concluded that the offering is an indirect primary offering by the selling shareholders on behalf of the company. If so, please revise to fix the price of the offering for the duration. Refer to Securities Act Rule 415(a)(4).

Description of Securities to be Registered, page 17

16. Please delete the statement that all your outstanding shares are "fully paid for and non-assessable" and that all shares of stock subject to the offering, when issued, will be "fully paid for and non-assessable" or attribute these statements to counsel.

Description of Business, page 18

17. Please define what constitutes a "qualified" customer for you and briefly discuss your qualification process.

18. Please clarify if you have partnered with one resort developer that has locations in each of the three locations identified or if you have partnered with three separate developers. Please disclose the name of the developer and briefly discuss the nature of your partnership, including the existence of any formal agreements, and whether you are the exclusive marketer for these resorts or if there are other companies, including the developer itself, marketing these same resorts for the developer. Please also clarify whether you receive payments directly from the customer for vacations booked with these resorts, or if your revenue is generated from payments received from the developer. Please also explain how the developer subsidies operate and the implications, if any, for your business. Finally, please discuss the costs associated with generating revenue, including the "room rate costs" referenced on page 26.

19. Please remove your reference to Booking.com, Priceline.com and Expedia.com in the third paragraph on page 19. Instead of expecting that investors are familiar with another company's business model to understand your model, describe how your website operates and how it is consistent with your own business model.

20. Please provide support for your statement that commissions from regular bookings made through your website can reach as high as 20% per booking. Please also clarify whether you have booked any such regular booking through your website to date and what percentage of your business is comprised of such bookings as compared with those bookings requiring attendance at a developer presentation.

21. We note your disclosure on page 19 that you are in the process of completing the AtPlayVacations.com website. However, if appears that your website is now up and running. If it is currently complete, please update your disclosure accordingly. Alternative, please provide an estimated timeline for its completion and disclose any remaining costs associated with the development and launch of the website. Please also briefly discuss if and how the AtPlayVacations.com website will differ from the QualityResortHotels.com website.

22. Please provide support for your expectation of adding Blue Mountain Resorts in Ontario Canada and Costa Rico as travel options in the fall of 2014, including whether you have entered into any formal agreements in connection with such offerings. Please also clarify if these resorts are associated with the one developer you currently have a relationship with or with another resort developer.

23. Please provide support for your statement that you are "highly specialized in generating qualified developer leads, as well as targeting niche resorts in sought after destinations" or remove. Similarly, provide support for or remove your statement that there are "very few companies that market multiple resorts in one location."

24. Please provide support for your reference to the call-center workers as "experts" in regards to the resorts serviced. Please also clarify here that these call-center workers are independent contractors and not employees, and disclose whether they work exclusively on your behalf or also provide similar services to the developer or other marketing companies. Please also clarify what you mean that such workers are "on-resort representatives" and revise to state as your belief that their participation creates a "strong bond, adds credibility to the package, and increases close rates." Further, please provide support for your statement that your approach is "seamless and provides superior services" or remove.

25. It appears from your disclosure on page 21 that your operations are concentrated in the Toronto market and are tied to one real estate developer. To the extent material to an understanding of your business, please describe your dependence on one or a few a major customers. Reference is made to Item 101(h)(4)(vi) of Regulation S-K.

Research and Development Activities and Costs, page 20

26. Please briefly discuss the pertinent aspects of your vacations industry research or remove this section.

Plan of Operation, page 21

27. We note that the disclosure regarding forward-looking statements is already contained on page 3, but that you have repeated the language at the forepart of this section. Please select the most appropriate location and consolidate to remove repetition.

28. Please expand your plan of operations to provide greater detail and clarity regarding your business plan for the next twelve months and how you plan to implement it. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. Please also address any needed funds for

implementing the planned business and if funding is not currently available, please also make that clear. For example, we note your earlier reference to expand your service into two new resorts in the fall of 2014.

29. Please reconcile your statement here that you have no plans or intentions to raise additional funds by way of the sale of additional securities, with your disclosure on pages 41 and 50 indicating management's intent to raise additional funds through public or private placement offerings. Please also remove the language here and on page 27 indicating that you will be raising funds pursuant to this offering, since only selling shareholders will receive funds from this offering.

30. Please provide support for your statement that optimizing your website for certain keywords will "ensure first page placement on Google" for such keywords or disclose that there is no guarantee that your optimization will result in such first page placement.

31. We note your disclosure that during the first year of operation your officers are providing their labor at "minimum charge." Please clarify what you mean by minimum charge and whether it is your intent to compensate your officers and directors during the first year of operations and, if so, at what amount.

32. Please reconcile your statement here that you have enough cash on hand to fund the next 6 months of operations with your statement on page 27 that you only have enough cash on hand to cover the completion of this offering.

Management's Discussion and Analysis, page 24

33. We note that the disclosure regarding your qualification as an emerging growth company is already contained on pages 4. Please revise to remove repetition.

34. Please revise to include disclosure outlining your significant accounting policies. Reference is made to FR-72.

Directors and Executive Officers, page 28

35. We note your disclosure that "[a]fter receiving funding per our business plan" Mr. Hay will continue to devote up to 75% of his time to your company. Please clarify here that you will not be raising any proceeds from this offering, and disclose that you have no current plans to raise funds or advise.

36. We note your disclosure that Mr. Hay has worked on other resort marketing projects throughout North America for a number of different real estate developers. Please provide greater detail regarding such activities, including when he conducted such work, whether he was an employee or independent contractor, whether he worked full or part time for such companies, what his title or position was with each, and what kind of services he provided in connection

with such projects. Similarly, please provide greater clarity regarding the prior business experience for Mr. Martin. In each case, please ensure that you provide a clear discussion of their business experience for the past five years. Please also remove the word "prominent" when describing his earlier SEO positions.

37. We note from the disclosure on page 6 that your officers are involved in outside business activities. Please disclose in their biographical information any other outside positions that are currently held by each officer.

Certain Relationships and Related Transactions, page 31

38. We note your disclosure on page 18 that you have relied upon loans from your officers and directors for funding. Please discuss the loans advanced from related parties in this section, including identifying the related party that made such loans and the amounts involved. Refer to Item 404 of Regulation S-K.

39. We note that if you experience a shortage of funds your officers have agreed to loan the company funds to complete the registration process as well as to advance funds to operate in the event you do not generate sufficient revenues. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov.

40. We note from your disclosure on page 22 that your officers provide office space to you at no cost. Please disclose your rent arrangement in this section.

Note 1. Organization and Description of Business, page 38

41. We note your disclosure that a percentage of vacations booked will also translate into sales leads for select real estate development partners. Please tell us, with a view towards revised disclosure in your business section, what relevance or implication, if any, this has for you.

Note 2. Summary of Significant Accounting Policies, page 48

42. Please revise to disclosure your accounting policy with regard to revenue recognition. Your disclosure should describe how revenue is earned and when revenue is recognized. Similar revisions should be made in the notes to your interim financial statements on page 38. The revised disclosure should specifically state whether your record revenue on a gross or net basis, and your basis in U.S. GAAP for doing so.

<u>Recent Sales of Unregistered Securities, page 52</u>

43. Please revise this section to state either the aggregate offering price or the aggregate amount of consideration you received in each of the securities sale transactions. Refer to Item 701(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
James B. Parsons, Esq.